* FOIA Confidential Treatment Request* Confidential Treatment Requested by Tableau Software, Inc. in connection with Registration Statement on Form S-1 initially filed on April 2, 2013

Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

April 18, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs
Patrick Gilmore

Re:	Tableau Software, Inc.
Registration Statement on Form S-1
Initially Filed April 2, 2013
File No. 333-187683
Confidentially Submitted February 13, 2013 and March 25, 2013
CIK No. 0001303652

Dear Ms. Jacobs and Mr. Gilmore:

On behalf of Tableau Software, Inc. (the “Company”), in connection with the Company’s Registration Statement referenced above, we submit this letter in further response to Comment Nos. 18 and 22 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 12, 2013. The Staff’s March 12, 2013 letter was with regard to a draft of the registration statement confidentially submitted to the Commission on February 13, 2013, which was subsequently amended by a revised draft confidentially submitted on March 22, 2013 and the registration statement initially filed on April 2, 2013 (the “Registration Statement”). The Company initially responded to Staff Comment Nos. 18 and 22 in our letter dated March 22, 2013. We have included the text of Comment Nos. 18 and 22 and the Company’s initial responses to them into this letter for convenience. References to “common stock” in this letter include both the Company’s Class A common stock and Class B common stock.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83 that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (415) 693-2054 rather than rely on the U.S. mail for such notice.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission April 18, 2013 Page Two	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Tableau Software, Inc. in connection with Registration Statement on Form S-1 initially filed on April 2, 2013

Staff Comment Nos. 18 and 22 and Company Responses

18.	When determined, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

22.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Supplemental response to Comment Nos. 18 and 22: The Company advises the Staff that on April 18, 2013, representatives of Goldman Sachs & Co. and Morgan Stanley & Co. LLC, the lead book-running managers of the Company’s initial public offering, advised the Company that, based on then-current market conditions, they anticipate that the underwriters would recommend to the Company a preliminary price range of $[*] to $[*] per share for this offering (the “Preliminary Price Range”).

The Company will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, which price range will be narrower than the Preliminary Price Range. The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company. The Company intends to disclose in its preliminary prospectus the factors described below to explain the difference between the midpoint of that bona fide preliminary price range included in its preliminary prospectus and the most recent determinations of fair value of the Company’s common stock.

The factors considered in estimating the fair value of the Company’s common stock since January 1, 2011 are set forth on pages 76 to 80 of the Registration Statement. The Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company’s board of directors and the Company’s third party valuation specialist to determine the fair value of its common stock on dates when options were granted by the board of directors, factors and approaches considered in determining fair value and factors that caused the fair value to change over time.

As disclosed in the Registration Statement, (a) on February 28, 2013, the Company’s board of directors determined that the fair value of the Company’s common stock was $14.95 per share, and on such date granted options exercisable for an aggregate of 534,450 shares of common stock at that price per share, and (b) on March 15, 2013, the Company’s board of directors determined that the fair value of the Company’s common stock was $14.98 per share, and on such date granted options exercisable for an aggregate of 80,000 shares of common stock at that price per share. These are the only option issuances that have occurred in 2013. The factors on which the board of directors’ fair value determinations on these dates were based are set forth on page 79 of the Registration Statement. And these issuances were supported by contemporaneous third party valuations.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission April 18, 2013 Page Three	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Tableau Software, Inc. in connection with Registration Statement on Form S-1 initially filed on April 2, 2013

The Company expects to file an amendment to the Registration Statement on or about April 19. 2013 (“Amendment No. 1”). Amendment No. 1 will, among other things, amend the Registration Statement to include information regarding the Company’s results of operations and financial condition as of and for the quarter ended March 31, 2013, including the stock-based compensation expense associated with the February 28, 2013 and March 15, 2013 option grants.

The Company believes that the most significant factors that contributed to the difference between $[*] per share, the midpoint of the Preliminary Price Range, and $14.95 and $14.98, the fair values of the common stock determined by the Company’s board of directors as of February 28, 2013 and March 15, 2013, respectively, as informed by the third-party valuation reports as of February 22, 2013 and March 13, 2013, respectively, discussed in the Registration Statement, were as follows:

•

The Company considered a group of software companies in its historic valuations that the board of directors believed at the time to be comparable to the Company, only one of which companies (Splunk Inc.) has recently become a public company. The companies the Company considered in each of its valuations were Actuate Corporation, BMC Software, Inc., Datawatch Corporation, Fair Isaac Corporation, Informatica Corporation, Microstrategy Incorporated, Oracle Corporation, Progress Software Corporation, Qlik Technologies Inc., SourceFire, Inc., TIBCO Corporation and, starting in the fourth quarter of 2012, Splunk Inc. (Splunk became a publicly-traded company in April 2012). As described in the Registration Statement, these companies are enterprise software public companies that were chosen based on their operational area of business intelligence software and similarity of business model, being primarily license-based rather than software-as-a-service.

In contrast, for the Preliminary Price Range, a number of public technology companies were considered, in consultation with the underwriters, without regard to whether they have business models similar to that of the Company. These other companies were considered because they are high-growth companies, and do not necessarily have business models that the Company would otherwise consider comparable to the Company. There was no specific or precise weighting of the various public companies taken into account in this analysis. These companies included [*], the recent trading prices for which reflect market multiples substantially greater than the market multiples derived from the Company’s prior valuation analyses.

•

The factors that informed the Company’s and the underwriters’ discussions regarding the Preliminary Price Range were different than the formulaic quantitative valuation methodologies, assumptions and inputs used in the valuations considered by the Company’s board of directors in determining the valuations of the Company’s common stock in connection with stock option grants. Had the Company’s board of directors utilized a list of high-growth technology companies like that described above, as opposed to companies with similar product offerings, in its prior valuations, higher valuations for the 2013 grants would have resulted. On the other hand, for the Company’s board of directors to have been able to obtain a materially higher valuation for the grants made in February and March 2013 utilizing its consistently-applied market method and peer group companies described in the Registration Statement, they would have had to have disregarded all members of the peer group other than Splunk.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission April 18, 2013 Page Four	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Tableau Software, Inc. in connection with Registration Statement on Form S-1 initially filed on April 2, 2013

•

The Company achieved several major milestones, including (a) the Company’s successful release of Tableau 8.0, a major product update, in March 2013; (b) the Company was named as a “leader” for the first time in the influential Gartner report, “Magic Quadrant for Business Intelligence and Analytics Platforms,” in the first quarter of 2013; (c) the Company recognized total revenues of $40.0 million in the quarter ended March 31, 2013, the second-highest quarterly revenues in the Company’s history, exceeded only by the revenues recognized in the fourth quarter of 2012, which were $41.8 million; and (d) the Company added over 400 new customer accounts since March 15, 2013.

•

The Preliminary Price Range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created. As a result, unlike the valuations conducted by the Company’s board of directors in the past, the Preliminary Price Range excludes any marketability or illiquidity discount for the Company’s common stock and takes into account that the offering would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet.

The Company supplementally advises the Staff that in the amendment to the Registration Statement that includes an estimated price range (the “Price Range Amendment”), it will include the following disclosure:

“In late April 2013, in consultation with the underwriters, we determined that the anticipated initial public offering price range to be $[        ] to $[        ] per share. We believe the difference between the fair value of our common stock for the February 28 and March 15, 2013 grants, as determined by our board of directors, and the midpoint of the initial public offering price range of $[        ] per share is a result of the following factors:

•

Differences in the valuation methodologies, assumptions and inputs used to inform the determination of an initial public offering price range compared to the historic valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors.

•

The consideration of our growth prospects and recent financial, trading and market statistics of a set of high-growth technology companies, discussed between us and the underwriters as compared to the prior analysis applied and different set of comparable companies used by our board of directors. Overall, the companies considered in determining the initial public offering price range had higher relative valuations than the comparable companies used in our board of directors’ valuation analyses.

•

The price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which discounts were appropriately taken into account in our board of directors’ fair value determinations.”

We supplementally advise the Staff that the Company anticipates that options to purchase additional shares of the Company’s Class B common stock will be granted by the Company’s board of directors

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission April 18, 2013 Page Five	* FOIA Confidential Treatment Request* Confidential Treatment Requested by Tableau Software, Inc. in connection with Registration Statement on Form S-1 initially filed on April 2, 2013 shortly before the Price Range Amendment is filed, and that the exercise price per share of such options will be equal to the midpoint of the price range set forth in the Price Range Amendment. The Price Range Amendment will also include the aggregate grant date fair value of the awards and therefore the anticipated stock-based compensation expense expected to be recognized by the Company with respect to such option grants. In the event the Company determines to grant additional options between the filing of the Price Range Amendment and the effectiveness of the Registration Statement, it anticipates that such grants will be made at the time of effectiveness of the Registration Statement and that the exercise price per share of such options will be equal to the price per share to the public set forth in the final prospectus.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental response contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (415) 693-2054 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding the foregoing information.

Sincerely,

/s/ Jodie M. Bourdet

Jodie M. Bourdet

Cooley LLP

cc:	Christian Chabot, Tableau Software, Inc.
Tom Walker, Tableau Software, Inc.
Keenan Conder, Tableau Software, Inc.
Charles S. Kim, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Stephen Sommerville, PricewaterhouseCoopers LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com